SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat to Submit Financial Statements for First Quarter 2006 with a Limited Review Report by Independent Auditor

Jakarta, 27 April 2006. PT Indosat Tbk (“Indosat” or ”Company”) submitted a letter to Bapepam, Jakarta and Surabaya Stock Exchanges in accordance with item III.1.7 of the Jakarta Stock Exchange Rule No. I-E, regarding Indosat’s plan to submit its financial statements for First Quarter 2006 with a limited review report by an Independent Auditor.

As a part of the continuing effort to enhance the quality of reporting, the Company plans to perform limited review by an Independent Auditor on our interim financial statements starting from the first quarter of 2006. We hope this will benefit our investors and financial community in general and will help the Company in complying with the capital market rules in Indonesia and United States.

In compliance with the prevailing rules, Indosat will submit its financial statements for First Quarter 2006 with limited review report by an Independent Auditor before the end of May.

Indosat is a leading telecommunications and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Divisi Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : http://www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : April 27, 2006

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :   President Director